GORDON K.W. GEE
Chartered Accountant	#601 - 325 Howe Street Vancouver, BC V6C 1Z7
An Incorporated Professional	Telephone: (604) 689 - 8815 Facsimile: (604) 689 - 8838
Email: gkwg@telus.net

22 March 2006

The Securities Commission or
Similar regulatory authority in each of the provinces of Canada

DELIVERED VIA SEDAR

Dear Sirs:

Re: Sutcliffe Resources Ltd. (the "Company")

Pursuant to Section 4.11, Paragraph (5)(a)(ii)(B) of National Instrument 51-102, I hereby confirm my agreement with the information contained in the Change of Auditor Notice sent to me by the Company dated on 22 March, 2006. This confirmation is based on our knowledge of the information to date.

Yours sincerely,

Gordon K.W. Gee

GKWG/ ss